UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Clarification Regarding Rumors or Media Reports

On October 13, 2026, certain media outlets, including the Electronic Times, published an article titled “SK Telecom Seeks 5GW Overseas AI Data Center Expansion for Asian Hub.”

SK Telecom Co., Ltd. (the “Company”) previously disclosed, in a current report on Form 6-K entitled “Future Business and Management Plan (Fair Disclosure)” furnished by the Company on June 30, 2026, that it was reviewing a plan to pursue a phased buildout of artificial intelligence (“AI”) data centers (“AIDCs”) with a mid- to long-term total capacity target of 15 gigawatts (“GW”).

Other than what has already been publicly disclosed, the Company hereby clarifies that there no specific plans regarding the matters mentioned in the above media report, including the “additional securing of 5 GW of capacity overseas.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Taehee Kim
(Signature)
Name:	Taehee Kim
Title:	Vice President

Date: October 14, 2026